Exhibit 99.1

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm’s ND0612 Mini-Pump Delivery System Successfully Used by Parkinson’s Disease Patients in Home Setting

- Data Presented at 4th World Parkinson Congress -

REHOVOT, Israel, September 22, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) disorders, today reported human factors data from a usability study focused on the interactions between Parkinson’s disease (PD) patients and the mini-pump device used to administer ND0612, the Company’s continuous, subcutaneously delivered levodopa/carbidopa (LD/CD) liquid formulation. The data were presented today at the 4th World Parkinson Congress (WPC), which is taking place in Portland, Oregon.

Tamar Rachmilewitz, M.D., Medical Director at NeuroDerm, presented the data in a poster titled, “ND0612 – a newly developed liquid levodopa/carbidopa formulation administered continuously subcutaneously by a mini-pump – patient use perspective,” (Abstract P31.16) during the Clinical Sciences: Pharmacological Therapy session held from 11:30 a.m. – 1:30 p.m. PDT.

“The ND0612 mini-pump delivery system was designed to enable a patient-friendly approach to managing Parkinson’s disease, and the data presented at this conference demonstrate that this goal has been achieved,” said Dr. Rachmilewitz. “Study results show that, following appropriate training, patients and their partners were able to independently operate the pump effectively in a simulated home setting. The data supported our assumption that ND0612 can be controlled by the patient as a simple-to-operate solution designed to achieve constant levels of LD in the blood and improve motor fluctuations that cannot be adequately controlled with oral therapy that may otherwise require surgical intervention.”

The study included 15 pairs of subjects, consisting of a patient with moderate to severe PD and his/her spouse, partner or caregiver (partner). Each pair received four 90-minute training sessions on how to set up and operate the pump system. These included training aids and materials, step-by-step live demonstrations and a pictorial patient guide. The training sessions were followed by a simulated assessment during which the participants were expected to carry out the operating steps required to deliver the subcutaneous infusion unaided. The performance of the correct tasks was evaluated at the end of the sequence.

All 15 pairs were able to assemble and operate the pump, demonstrating user-learning ability and overall user satisfaction with the device. The materials used in the training sessions were shown to be effective in aiding PD patients to achieve proper operation of the pump system. Importantly, despite the patients’ inherent motor difficulties due to their PD, they were able to perform 57% of the total task steps independently and without help from their partners. There was no difference in the performance of pairs for patients with severe PD compared to moderate PD.

“These results validate the ease of use of the ND0612 mini-pump delivery system, even in patients with motor dysfunction,” said Oded S. Lieberman, PhD, CEO of NeuroDerm. “NeuroDerm is committed to developing novel therapies that not only improve the care and outcomes for PD patients but do so in a way that is straightforward, minimally invasive and designed to decrease patient dependence. A growing body of data suggests that ND0612 has the potential to transform the lives of PD patients, and the data presented at this conference show that this potentially transformative product candidate can be delivered conveniently in patients’ homes.”

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Four additional abstracts containing previously reported data were presented during the conference:

•	“ND0701: a novel safe concentrated apomorphine formulation for continuous subcutaneous administration via a patch pump (Abstract P31.18).”
•	“Stable levodopa plasma levels with ND0612 (levodopa/carbidopa for subcutaneous infusion) in Parkinson’s disease (PD) patients with motor fluctuations (Abstract P35.02, trial 003).”
•	“Pharmacokinetic profile of ND0612L (levodopa/carbidopa for subcutaneous infusion) in patients with moderate to severe Parkinson’s disease (Abstract P35.13, trial 004).”
•	“A randomized controlled clinical study to evaluate the efficacy and safety of subcutaneous levodopa/carbidopa (ND0612H) in patients with advanced Parkinson’s disease (Abstract P35.12, trial 006).”

About ND0612H and ND0612L

ND0612H and ND0612L are designed to significantly reduce motor complications in Parkinson's disease patients through continuous, subcutaneous delivery of LD/CD solution. Previously completed Phase II trials demonstrated that ND0612L maintained steady, therapeutic levodopa plasma concentrations that were associated with major changes in several clinical parameters including "off time" reductions when added to optimal oral standard of care. ND0612H, intended for severe Parkinson's disease patients, was shown to reach even higher levodopa steady plasma levels, indicating that it may provide an effective therapy alternative to current treatments requiring surgery such as deep brain stimulation and LD/CD Intestinal Gel.

About Parkinson's disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions.  Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life.  Levodopa is the most effective treatment for Parkinson’s disease.  However, chronic oral levodopa treatment is associated with fluctuations in motor response as result of which, despite the benefits of the drug, patients can experience periods of impaired motor and non-motor functions, also referred to as "off" time.  In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the "off" time, some patients experience involuntary movements, or dyskinesia.  The "off" time and dyskinesia affect the majority of levodopa-treated Parkinson's disease patients and can interfere with day-to-day functions, causing patients to become severely disabled.  Current evidence suggests that intermittent dosing with standard oral formulations of levodopa contributes to the development of these motor complications.  By contrast, it has been shown that continuous administration of levodopa can effectively treat motor fluctuations in Parkinson's disease patients without increasing troublesome dyskinesia; however, a convenient route for continuous administration has not been introduced to date.

About the World Parkinson Coalition® and WPC 2016

The World Parkinson Coalition Inc. is a nonprofit organization that provides an international forum for learning about the latest scientific discoveries, medical practices, care partner initiatives and advocacy work related to Parkinson's disease. The World Parkinson Coalition® launched the first Congress in 2006 to provide a space for the global Parkinson’s community of researchers, clinicians, health care professionals, people with Parkinson’s and their care partners to meet in person, network and to share advances in Parkinson’s research, improve understanding and promote advocacy worldwide, and to potentially shape future research, treatment and care.

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration.  The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease.  The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD.  The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously.  In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD.  NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867

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